December 21, 2016

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.

Form 8-K dated August 4, 2016

Filed August 4, 2016

File No. 001-31617

Dear Mr. Shenk:

Bristow Group Inc. received a comment from the Staff of the SEC by letter dated December 20, 2016 regarding its form 8-K dated August 4, 2016. Bristow intends to submit its response to the Staff’s comment by January 19, 2017.

Please contact the undersigned at 713-267-7633 with any questions.

Very truly yours,

/s/ Brian J. Allman
Brian J. Allman
Vice President, Chief Accounting Officer

Bristow Group Inc.

2103 City West Blvd. 4th Floor, Houston, Texas 77042, United States

t (713) 267 7600    f (713) 267 7620    www.bristowgroup.com